SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(AMENDMENT NO. 1)

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

Cornerstone Realty Income Trust, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Virginia (State or other jurisdiction of incorporation or organization)	54-1589139 (IRS Employer Identification No.)

306 East Main Street Richmond, Virginia	23219 (Zip Code)
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Shares, no par value	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box  ☐

Securities Act registration statement file number to which this form relates:

N/A

(If Applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

This Form 8-A/A amends the registration statement on Form 8-A filed on April 8, 1997.  (Cornerstone Realty Income Trust, Inc. is referred to below as “we,” “us” or “our”).

Item 1. Description of Registrant’s Securities to be Registered.

Common Shares

We have 100,000,000 authorized common shares, no par value, of which 54,746,136 were issued and outstanding as of August 1, 2003. Each common share is fully paid and nonassessable upon payment therefor and issuance. The common shares trade under the symbol “TCR” on the New York Stock Exchange.

Distribution Rights. The holders of common shares are entitled to receive such distributions as are declared by our board of directors.

Voting Rights. Except as described below under “Series A Convertible Preferred Shares Voting Rights,” our common shares and our Series B convertible preferred shares have the sole voting power to elect directors. Each common share is entitled to one vote on all matters submitted to a vote of common shareholders, including the election of directors. There is no cumulative voting. Currently, the board of directors is divided into three classes. The terms of the directors are staggered so that each year the terms of all directors in one class will expire.

Liquidation Rights. Upon any dissolution, liquidation or winding up, the holders of common shares are entitled to receive pro rata all of our assets and funds remaining after payment of, or provision for, creditors and after provision for any preferred shares which are superior to the common shares.

Preemptive Rights. Holders of common shares have no preemptive right to purchase or subscribe for any shares of our capital stock.

Restrictions on Ownership and Repurchase of Excess Securities. In order that we may meet certain requirements under the Internal Revenue Code applicable to real estate investment trusts, our bylaws prohibit any person from owning in excess of 9.8% of the total number of the issued and outstanding shares of any separate class or series, and no shares will be transferred or issued to any person, if after the transfer or issuance the person’s direct or indirect ownership of the class or series would exceed this limit. Shares owned by a person in excess of such amounts are referred to in the bylaws as “excess securities.” For this purpose the term “ownership” is defined in accordance with certain ownership rules of the Internal Revenue Code. Accordingly, shares owned or deemed to be owned by a person who individually owns less than 9.8% of the class or series of shares outstanding nevertheless may be excess securities.

If shares are purportedly acquired in violation of the ownership restriction in our bylaws, the acquisition will be valid only to the extent it does not result in a violation of the 9.8% ownership restriction. To the extent the acquisition violates the ownership restriction in our bylaws, the acquisition will be null and void with respect to the excess securities unless the person acquiring the excess securities provides our board with evidence satisfactory to our board that our qualification as a REIT will not be jeopardized. The board may determine that shares which otherwise would be considered excess securities will not constitute excess securities if the board is satisfied that our qualification as a REIT will not be jeopardized.

Holders of excess securities are not entitled to voting rights, dividends or distributions with respect to the excess securities. If, after the purported transfer or other event resulting in an exchange of shares for excess securities and before we discover such exchange, dividends or distributions are paid with respect to shares that were exchanged for excess securities, then such dividends or distributions are to be repaid to us upon demand.

The bylaws also provide that in the event any person acquires excess securities, such excess securities may be redeemed by us at the discretion of the board of directors. Except as set forth below, the redemption price for redeemed excess securities will be the lesser of:

•	the price paid for the excess securities, or if no notice of such purchase price is given, at a price to be determined by the board of directors, in its sole discretion, but no lower than the lowest market price for the shares during the year prior to the date we exercise our purchase option; and

•	the fair market value of such excess securities, which will be the fair market value of the shares as determined in good faith by the board of directors or, if the shares are listed on a national securities exchange, the closing price (average of the bid and asked prices if the shares are quoted on The Nasdaq National Market) on the last business day prior to the redemption date.

To redeem excess securities, the board of directors must give a notice of redemption to the holder of the excess securities not less than one week prior to the date fixed by the board of directors for redemption. The holder may sell such excess securities before the date fixed for redemption. If he does not, the redemption price for such excess securities will be paid on the redemption date fixed by the board of directors and included in such notice.

The ownership limitations described above may have the effect of precluding changes in control, or preventing a transaction in which some or all shareholders might receive a premium for sale of a large or control block of shares.

Transfer Agent and Registrar.    The transfer agent and registrar for the common shares is Wachovia Bank, National Association, Charlotte, North Carolina.

Preferred Shares

We are authorized to issue 25,000,000 preferred shares and have designated Series A convertible preferred shares and Series B convertible preferred shares. We have not issued any preferred shares, other than the Series A convertible preferred shares and Series B convertible preferred shares and do not currently contemplate issuing any other preferred shares. In the event of a redemption or exchange of our Series A convertible preferred shares or Series B convertible preferred shares, the redeemed or exchanged preferred shares will become authorized but unissued preferred shares.

Series A Convertible Preferred Shares

As of August 1, 2003, we were authorized to issue 215,209 Series A convertible preferred shares, no par value, of which 127,380 were issued and outstanding. Each Series A convertible preferred share is fully paid and non-assessable upon payment therefore and issuance. The Series A convertible preferred shares trade under the symbol “TCRPR” on the New York Stock Exchange.

Designation, Number and Rank. The Series A convertible preferred shares, with respect to distribution rights and rights upon voluntary or involuntary liquidation, dissolution or winding up, rank:

•	senior to all common shares and to all equity securities ranking junior to the Series A convertible preferred shares, including the Series B convertible preferred shares;

•	on parity with all other equity securities issued by us the terms of which specifically provide that such equity securities rank on a parity with the Series A convertible preferred shares; and

•	junior to all other equity securities issued by us.

We retain the power and authority to issue preferred shares which rank senior to or on parity with the Series A convertible preferred shares as to distributions or as to rights in liquidation, but only if at the time of, and after giving effect to, the issuance of such shares, the sum of:

•	the aggregate liquidation preferences of all preferred shares which rank senior to the Series A convertible preferred shares; and

•	the aggregate liquidation preference of the Series A convertible preferred shares;

does not exceed 20% of our total assets, as disclosed on its balance sheet most recently filed with the SEC.

Distributions.    Holders of outstanding Series A convertible preferred shares are entitled to receive, if, when and as declared by our board of directors, quarterly cash distributions at an annual rate per share of $2.375. Dividends are cumulative and accrue from and after the date of issue, whether or not such distributions are declared or there are funds legally available for payment of such distributions for any given distribution period.

When distributions for the Series A convertible preferred shares and any other preferred shares ranking on parity with the Series A convertible preferred shares are not paid in full (or a sum sufficient for such full payment is not so set apart), distributions will be declared pro rata so that the amount of distributions declared per share will in all cases bear to each other the same ratio that accrued distributions per share on the Series A convertible preferred shares and other preferred shares bear to each other.

Unless full cumulative distributions on all outstanding Series A convertible preferred shares and all preferred shares on parity with such shares have been paid and all mandatory sinking fund payments required pursuant to the terms of any outstanding preferred shares ranking senior to or on parity with the Series A convertible preferred shares as to rights in liquidation will have been paid, then:

•	no distribution (other than distributions payable solely in shares ranking junior to the Series A convertible preferred shares) will be declared or paid upon or any sum set apart for the payment of distributions upon, any shares ranking junior to the Series A convertible preferred shares as to distributions;

•	no other distribution will be made with respect to any of our shares ranking junior to the Series A convertible preferred shares as to rights in liquidation;

•	no shares ranking junior to the Series A convertible preferred shares as to distributions or rights in liquidation will be purchased, redeemed or otherwise acquired for value by us or by any of our subsidiaries; and

•	no monies will be paid into, set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition for value by us or any of our subsidiaries of any of our shares ranking junior to the Series A convertible preferred shares as to distributions or rights in liquidation.

Dividends accrued but unpaid will bear no interest, and holders of Series A convertible preferred shares will not be entitled to distributions in excess of the full cumulative distributions to which they are entitled.

No distributions on the Series A convertible preferred shares will be declared or funds set apart for the payment thereof if at that time we are a party to any agreement related to indebtedness which prohibits that declaration, payment or setting apart for payment or that action would constitute a default under that agreement or if that declaration is restricted or prohibited by law.

Voting Rights.    Except as described below or to the extent provided by law, holders of Series A convertible preferred shares are not entitled to:

•	vote at any meeting of shareholders for election of directors or for any other purpose; or

•	receive notice of, or otherwise participate, in any meeting of shareholders at which they are not entitled to vote.

Whenever distributions due to the holders of Series A convertible preferred shares or to any class or series of preferred shares which ranks on parity therewith as to distributions are six or more quarters in arrears, then the board of directors will automatically be increased by two and at any annual meeting or properly called special meeting, holders of Series A convertible preferred shares will have the right to nominate and elect these two additional directors. These two directors will continue to serve until all current distributions and all distributions in arrears have been paid in full or declared and set aside for payment. The right of the holders of Series A convertible preferred shares to nominate and elect these two directors will cease when all current distributions and all distributions in arrears have been paid in full or declared and set aside for payment.

The affirmative vote of a majority of the outstanding Series A convertible preferred shares, voting as a separate group, will be required:

•	whenever such a vote is required under the Virginia Stock Corporation Act; or

•	for the adoption of any amendment, alteration or repeal of any provision of the Series A convertible preferred shares or of any provision of the articles of incorporation that adversely changes any preferences, limitations, privileges, voting power or relative rights of the Series A convertible preferred shares or the holders thereof;

provided, however, that the authorization of, or the increase in the authorized number of shares of, any class of shares ranking senior to or on a parity with the Series A convertible preferred shares is not such an adverse change.

Redemption.    We may not redeem the Series A convertible preferred shares for five years after the first issuance of those shares. At any time after July 23, 2004, the fifth anniversary of that issuance, we may, at our option, redeem all or any portion of the outstanding Series A convertible preferred shares for an amount equal to, at our election:

•	the liquidation payment owed as described below plus accrued but unpaid distributions; or

•	that number of common shares equal to:

—	the liquidation price described below plus accrued but unpaid distributions, divided by;

—	the conversion price as described below.

Notice of any such redemption must be provided not less than 30 nor more than 60 days before the redemption date. If fewer than all of the Series A convertible preferred shares outstanding are to be redeemed, the redemption will be pro rated among the holders of Series A convertible preferred shares based upon the number of those shares registered in their names. We may not redeem any of the Series A convertible preferred shares if the full cumulative distributions to holders of those shares have not been paid.

We may also acquire shares of Series A convertible preferred shares other than by redemption for consideration that is acceptable to the holders thereof, provided that if all past and current distributions on the Series A convertible preferred shares have not been paid in full or declared and set aside for payment, we may not acquire any Series A convertible preferred shares except in accordance with a purchase or exchange offer made on the same terms to all holders of outstanding Series A convertible preferred shares.

Liquidation. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of outstanding Series A convertible preferred shares will be entitled to be paid $25 per share in cash, plus an amount equal to all unpaid distributions accrued thereon, after which payment, the holders of the Series A convertible preferred shares will have no right or claim to our remaining assets. Neither our consolidation nor merger with or into any other entity, nor the sale, lease or other disposition of substantially all of our properties and assets, will, without further corporate action, be deemed a liquidation, dissolution or winding up of our affairs.

If our legally available funds for distribution to our shareholders are insufficient to pay the holders of the Series A convertible preferred shares the full amounts to which they are entitled, those assets will be distributed ratably to the holders of Series A convertible preferred shares and the holders of preferred shares, if any, ranking on a parity with the Series A convertible preferred shares as to rights in liquidation in proportion to the full amount to which they are respectively entitled.

We will give written notice of any liquidation, dissolution or winding up of our affairs not less than 30 nor more than 60 days before the payment date related thereof.

Conversion. Each holder of outstanding Series A convertible preferred shares will have the right, upon notice properly given to us, to convert any or all shares held by that holder into that number of the common shares equal to $25 divided by the conversion price times the number of Series A convertible preferred shares converted. The initial conversion price is $15.80, subject to adjustment described below. Any holder of Series A convertible preferred shares called for redemption may convert those shares at any time before the close of business on the last full business day before the redemption date. Common shares issued upon conversion will be rounded to the nearest thousandth of a share, and no cash will be paid instead of fractional shares.

The issuance of common shares in exchange of Series A convertible preferred shares will be done without charge for expenses or for any tax in respect of the issuance of those common shares, but we will not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of common shares in any name other than that of the holder of record on our books of the Series A convertible preferred shares converted.

Holders of Series A convertible preferred shares on any distribution record date will still be entitled to receive all previously accrued distributions payable on those shares notwithstanding the conversion of those shares after the applicable distribution record date.

If we:

•	pay a distribution on our outstanding common shares in common shares or subdivide or otherwise split our outstanding common shares into a larger number of shares;

•	combine our outstanding shares into a smaller number of shares; or

•	reclassify our common shares;

the conversion price will be adjusted so that the holder of any Series A convertible preferred shares surrendered for conversion after the applicable record date will be entitled to receive the same aggregate number of common shares that the holder would have owned or have been entitled to receive after the happening of such event had the Series A convertible preferred shares been converted immediately before that record date.

If we issue rights, warrants or options to all holders of common shares entitling them to subscribe for or purchase common shares at a price which is less than the current market value of common shares, the conversion price will be adjusted to a price determined by multiplying:

•	the current conversion price; and

•

a fraction, the numerator of which will be the sum of (1) the number of common shares outstanding and (2) the number of common shares which the aggregate purchase price of all such rights, warrants and options would purchase at the then current market value, and the denominator of which will be the sum of (3) the number of common shares outstanding and (4) the number of additional shares offered for subscription pursuant to those rights, warrants or options.

Transfer Agent and Registrar.    The transfer agent and registrar for the Series A preferred shares is Wachovia Bank, National Association, Charlotte, North Carolina.

Series B Convertible Preferred Shares

We are authorized to issue 607,000 Series B convertible preferred shares, no par value. The Series B convertible preferred shares were authorized for issuance in connection with our acquisition of Merry Land Properties, Inc., which occurred on May 28, 2003. Approximately 606,500 Series B convertible preferred shares are expected to be issued and outstanding after surrender of certificates formerly representing Merry Land common shares. Each outstanding Series B convertible preferred share will automatically convert into one common share no later than October 1, 2003, see “Series B Convertible Preferred Shares — Conversion.”

Designation, Number and Rank.    The Series B convertible preferred shares, with respect to rights upon voluntary or involuntary liquidation, dissolution or winding up of our affairs, rank:

•	senior to all classes or series of common shares and to all equity securities issued by us, the terms of which provide that such equity securities rank junior to the Series B convertible preferred shares;

•	on a parity with all equity securities issued by us, the terms of which provide that such equity securities rank on a parity with the Series B convertible preferred shares; and

•	junior to the Series A convertible preferred shares and to all other equity securities issued by us.

We retain the power and authority to issue preferred shares which rank senior to or on parity with the Series B convertible preferred shares as to distributions or as to rights in liquidation.

Dividends.    The holders of Series B convertible preferred shares are not entitled to receive dividends.

Voting Rights.    The holders of outstanding Series B convertible preferred shares are entitled:

•	except to the extent otherwise prohibited by law, to vote together with our common shares on any matter, with each Series B convertible preferred share having a number of votes equal to the number of common shares into which such Series B convertible preferred share would be convertible immediately after the close of business on the record date fixed for the meeting called to consider such matter; and

•	to receive notice of, or otherwise participate in, any of our shareholder meetings at which holders of common shares are entitled to vote.

The affirmative vote of a majority of the outstanding Series B convertible preferred shares, voting as a separate group, is required:

•	whenever such a vote is required under the Virginia Stock Corporation Act; or

•	for the adoption of any amendment, alteration or repeal of any provision of the Series B convertible preferred shares or of any provision of the articles of incorporation that adversely changes any preferences, limitations, privileges, voting power or relative rights of the Series B convertible preferred shares or the holders thereof;

provided, however, that the authorization of, or the increase in the authorized number of shares of, any class of shares ranking senior to or on a parity with the Series B convertible preferred shares is not an adverse change.

Whenever the holders of Series B convertible preferred shares are entitled to vote as a separate voting group on a matter, the affirmative vote of a majority of all the votes entitled to be cast by the voting group will be required to approve that matter, with each share having one vote.

Conversion.    Each Series B convertible preferred share will convert automatically into one of our common shares upon the earliest to occur of:

•	the first day of the calendar quarter after 80% of the apartment units in The Merritt at Whitemarsh – Phase I are occupied by tenants pursuant to written leases;

•	October 1, 2003, the first day of the calendar quarter which is at least six months after the receipt of the permanent unconditional certificate of occupancy for the last building constructed at The Merritt at Whitemarsh – Phase I;

•	the sale of The Merritt at Whitemarsh – Phase I; or

•	the date on which we own, directly or indirectly, less than 100% of the ownership interest in the corporation, partnership, limited liability company or other legal entity owning The Merritt at Whitemarsh – Phase I.

In addition, we may elect to convert the Series B convertible preferred shares, at any time, by delivery of written notice to the transfer agent or registrar for the Series B convertible preferred shares.

We will provide notice of conversion:

•	to each holder of Series B convertible preferred shares by first class mail, postage prepaid, not more than 30 days after the date upon which conversion automatically occurs; and

•	as soon as practicable by filing a current report on Form 8-K with the SEC.

The person receiving the common shares upon conversion will be deemed to have become a shareholder of record with respect to those common shares on the conversion date, unless our transfer books are closed on that date, in which event the person will be deemed to have become a shareholder of record on the next date on which the transfer books are open.

We will not issue any fractional common shares upon conversion of the Series B convertible preferred shares. Instead, each holder of outstanding Series B convertible preferred shares having a fractional interest arising upon the conversion of those shares will, at the time of conversion, be paid an amount in cash equal to:

•	the average closing price of our common shares on the New York Stock Exchange for the five trading days immediately before the conversion date; multiplied by

•	the fraction of a common share to which the holder would otherwise be entitled.

No holder will be entitled to dividends or other distributions, voting rights or any other shareholder rights in respect of any fractional share.

We will issue our common shares upon conversion of the Series B convertible preferred shares without charge for expenses or for any tax in respect of the issuance of the common shares. We will not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of common shares in any name other than that of the holder of record of the outstanding Series B convertible preferred shares converted, and we will not issue any common shares until the person requesting the issuance pays the amount of the tax.

If we:

•	pay a distribution on our outstanding common shares in common shares or subdivide or otherwise split our outstanding common shares into a larger number of shares;

•	combine our outstanding shares into a smaller number of shares; or

•	reclassify our common shares;

the conversion rate will be adjusted so that the holder of any Series B convertible preferred shares converted after the applicable record date will be entitled to receive the same aggregate number of common shares that the holder would have owned or have been entitled to receive after the happening of that event had the Series B convertible preferred shares been converted immediately before that record date.

In the event of:

•	any reclassification or recapitalization of our outstanding common shares, except a change in par value or from no par value to par value or from par value to no par value, or subdivision or other split or combination of shares;

•	any consolidation or merger to which we are a party, except a merger in which we are the surviving corporation and which does not result in any such reclassification or recapitalization; or

•	any sale or conveyance to a person or another business entity of all or substantially all of our property;

as a result of which our common shares are converted into the right to receive stock, securities or other property, including cash or any combination thereof:

•	the holder of each Series B convertible preferred share then outstanding will thereafter have the right to convert that share into the kind and amount of stock and other securities and property receivable, upon that reclassification, recapitalization, consolidation, merger, sale or conveyance, by a holder of the number of our common shares into which the Series B convertible preferred shares might have been converted immediately before that event; and

•	the conversion rate will be adjusted so that the holder of any Series B convertible preferred shares converted after that record date will be entitled to receive the same aggregate number of common shares that the holder would have owned or have been entitled to receive after the happening of that event had the Series B convertible preferred shares been converted immediately before that record date.

Liquidation.    Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of outstanding Series B convertible preferred shares will be entitled to be paid $0.01 per share in cash, after holders of Series A preferred shares have received their liquidation preference, but before any liquidation payment will be made to the holders of common shares or any of our other equity securities ranking junior the Series B convertible preferred shares.

Neither our consolidation nor merger with or into any other entity, nor the sale, lease or other disposition of substantially all of our properties and assets, will, without further corporate action, be deemed a liquidation, dissolution or winding up of our affairs.

If our legally available funds for distribution to our shareholders are insufficient to pay the holders of the Series B convertible preferred shares the full amounts to which they are entitled, those assets will be distributed ratably to the holders of Series B convertible preferred shares and the holders of preferred shares, if any, ranking on a parity with the Series B convertible preferred shares as to rights in liquidation in proportion to the full amount to which they are respectively entitled.

After we pay the full liquidation preference to the holders of the Series B convertible preferred shares and any other of our equity securities ranking senior to our common shares, we will distribute our remaining assets, if any, ratably to the holders of our common shares and Series B convertible preferred shares on an as-if-converted to common shares basis.

We will give written notice of any liquidation, dissolution or winding up of our affairs not less than 30 nor more than 60 days before the payment date related thereof.

Transfer Agent and Registrar.    The transfer agent and registrar for the Series B convertible preferred shares is Wachovia Bank, National Association, Charlotte, North Carolina.

Item 2. Exhibits.

3.1	Amended and Restated Articles of Incorporation of Cornerstone Realty Income Trust, Inc., as amended. Filed Herewith

3.2	Bylaws of Cornerstone Realty Income Trust, Inc. (Amended Through February 13, 2003). (Incorporated by reference to Exhibit 3.3 to Annual Report on Form 10-K filed March 28, 2003; SEC File No. 1-12875).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 1 to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CORNERSTONE REALTY INCOME TRUST, INC.

By:	/s/ GLADE M. KNIGHT
Glade M. Knight, President

August 18, 2003